FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 07, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

CHANGES IN THE BOARD OF DIRECTORS

Buenos Aires, May 7, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PESA), announces that today Carlos M. Alvarez resigned from the position of Director of Petrobras Energía S.A. and Petrobras Energía Participaciones S.A. for personal reasons.

On the same grounds, Carlos M. Alvarez resigned from the position of Chief Financial Officer of Petrobras Energía S.A..

At a meeting held today, the Boards of Directors of both companies accepted the respective resignations from the positions of director and Chief Financial Officer and Luis M. Sas was appointed to fill such positions.

Luis M. Sas was also appointed Chief Financial Officer of Petrobras Energía S.A..

Luis M. Sas (41) has been with Petrobras Energía for 20 years and has performed varying executive functions in financial areas. He has also served as Corporate Finance Manager at Telecom Argentina and as Chief Financial Officer at Edesur for two years. He is a member of the Board of Directors of several affiliates. In 2002 he led the successful Company`s debt refinancing in the amount of US$2,000 million and he presently conducts similar processes for other affiliates. He maintains a strong relationship with both national and international financial entities and bodies. He graduated as Certified Public Accountant at the Buenos Aires University and was granted an MBA by the IAE, Austral University.